SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 June 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1   Transaction in Own Shares released on 01 June 2007
1.2   Transaction in Own Shares released on 04 June 2007
1.3   Transaction in Own Shares released on 05 June 2007
1.4   Director/PDMR Shareholding released on 05 June 2007
1.5   Transaction in Own Shares released on 06 June 2007
1.6   Transaction in Own Shares released on 07 June 2007
1.7   Transaction in Own Shares released on 08 June 2007
1.8   Director/PDMR Shareholding released on 11 June 2007
1.9   Transaction in Own Shares released on 12 June 2007
2.0   Director/PDMR Shareholding released on 12 June 2007
2.1   Director Declaration released on 12 June 2007
2.2   Transaction in Own Shares released on 13 June 2007
2.3   Director/PDMR Shareholding released on 13 June 2007
2.4   Transaction in Own Shares released on 14 June 2007
2.5   Director/PDMR Shareholding released on 14 June 2007
2.6   Transaction in Own Shares released on 15 June 2007
2.7   Transaction in Own Shares released on 18 June 2007
2.8   Director/PDMR Shareholding released on 18 June 2007
2.9   Transaction in Own Shares released on 19 June 2007
3.0   Transaction in Own Shares released on 20 June 2007
3.1   Transaction in Own Shares released on 21 June 2007
3.2   Transaction in Own Shares released on 22 June 2007
3.3   Transaction in Own Shares released on 25 June 2007
3.4   Transaction in Own Shares released on 26 June 2007
3.5   Transaction in Own Shares released on 27 June 2007
3.6   Transaction in Own Shares released on 28 June 2007
3.7   Director/PDMR Shareholding released on 28 June 2007
3.8   Total Voting Rights released on 29 June 2007
3.9   Transaction in Own Shares released on 29 June 2007

Exhibit No. 1.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  1 June 2007



BP p.l.c. announces that on 31 May 2007, it purchased for cancellation 2,675,000 ordinary shares at prices between 563.0 pence and 567.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,877,092 ordinary shares in Treasury, and has 19,170,897,006 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632


Exhibit No. 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 June 2007



BP p.l.c. announces that on 1 June 2007, it purchased for cancellation 2,685,000 ordinary shares at prices between 560.0 pence and 568.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,877,092 ordinary shares in Treasury, and has 19,168,394,112 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



Exhibit No. 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 June 2007

BP p.l.c. announces that on 4 June 2007, it purchased for cancellation 2,100,000 ordinary shares at prices between 566.0 pence and 572.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,877,092 ordinary shares in Treasury, and has 19,166,403,770 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632




Exhibit No. 1.4

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  5 June 2007

BP p.l.c. was advised on 5 June 2007, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 June 2007 @ GBP5.695837 per share, through the BP Dividend Reinvestment Plan:-



Mr. J.A. Manzoni                    2,213 shares

Mr. I.C. Conn                         238 shares



This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.




Exhibit No. 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 June 2007


BP p.l.c. announces that on 5 June 2007, it purchased for cancellation 3,500,000 ordinary shares at prices between 565.0 pence and 572.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,877,092 ordinary shares in Treasury, and has 19,162,919,110 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632





Exhibit No. 1.6

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  7 June 2007



BP p.l.c. announces that on 6 June 2007, it purchased for cancellation 3,570,000 ordinary shares at prices between 558.0 pence and 565.5 pence per share.



BP p.l.c. also announces that on 6 May 2007 it transferred to participants in its employee share schemes 2,060 ordinary shares at prices between 350.0 pence and 441.0 pence. These shares were previously held as treasury shares.





Following the above transactions, BP p.l.c. holds 1,943,875,032 ordinary shares in Treasury, and has 19,159,351,170 ordinary shares in issue (excluding Treasury shares).





Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632




Exhibit No. 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 June 2007

BP p.l.c. announces that on 7 June 2007, it purchased for cancellation 3,150,000 ordinary shares at prices between 557.5 pence and 564.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,875,032 ordinary shares in Treasury, and has 19,156,201,170 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632




Exhibit No. 1.8

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 June 2007

BP p.l.c. was advised on 11 June 2007 by Computershare Plan Managers that on 11 June 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.63 per share through participation in the BP ShareMatch UK Plan:-



Directors



Dr A.B. Hayward        63 shares

Mr I.C. Conn           63 shares

Mr J.A. Manzoni        63 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       63 shares



This notice is given in fulfillment of the obligation under DR 3.1.2R.





Exhibit No. 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 June 2007

BP p.l.c. announces that on 11 June 2007, it purchased for cancellation 2,950,000 ordinary shares at prices between 563.0 pence and 567.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,875,032 ordinary shares in Treasury, and has 19,153,958,355 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632



Exhibit No. 2.0

We were advised on 12 June 2007 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 4 June 2007 @ $68.2270 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr        64.2861 ADSs
                          (equivalent to approximately 386 Ordinary shares)

Mr. I.C. Conn             61.3868ADSs
                          (equivalent to approximately 368 Ordinary Shares)



This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.






Exhibit No. 2.1

BP p.l.c.  -  Director Declaration
BP p.l.c.  -  12 June 2007

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Cynthia Carroll, who was appointed a non-executive director of BP p.lc. on 6 June 2007, disclosed on 12 June 2007 that she has no holdings in BP Shares. All relevant Directorships were advised in the announcement of her appointment made on 6 June (RNS number 8668X). In accordance with paragraph 9.6.13R (1) to (6) of the Listing Rules, Cynthia Carroll has advised that she has no details to disclose.





Exhibit No. 2.2

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  13 June 2007



BP p.l.c. announces that on 12 June 2007, it purchased for cancellation 3,550,000 ordinary shares at prices between 568.0 pence and 576.0 pence per share.



Following the above transactions, BP p.l.c. holds 1,943,875,032 ordinary shares in Treasury, and has 19,150,429,805 ordinary shares in issue (excluding Treasury shares).





Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632


Exhibit No. 2.3

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  13 June 2007

We were advised on 13 June 2007 by Computershare Plan Managers that the following Directors of BP p.l.c received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 June 2007 at GBP5.705 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward           46 shares

Mr. I. C. Conn             46 shares

Mr A G Inglis              35 shares

Mr J.A. Manzoni            42 shares



This notice is given in fulfilment of the obligation under DR3.1.2R.




Exhibit No. 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 June 2007


BP p.l.c. announces that on 13 June 2007, it purchased for cancellation 1,210,611 ordinary shares at prices between 566.0 pence and 572.0 pence per share.

BP p.l.c. also announces that on 13 June 2007 it transferred to participants in its employee share schemes 5,110 ordinary shares at prices between 350.0 pence and 441.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,869,922 ordinary shares in Treasury, and has 19,149,320,845 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632




Exhibit No. 2.5

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  14 June 2007

BP p.l.c. was informed on 13 June 2007 by the Trustees of the BP Employee Share Ownership Plan that on 19 March 2007, following an award under the BP Deferred Annual Bonus Plan, the following senior executives (persons discharging managerial responsibility) acquired interests in BP shares shown opposite their names:

Mr P.B.P. Bevan          27,055 BP Ordinary Shares
Ms V. Cox                11,405 BP Ordinary Shares
Ms S.T. Bott             4,172 ADS shares (equivalent to approximately
                         25,032 Ordinary Shares)
Mr R.A. Malone           2,887 ADS shares (equivalent to approximately
                         17,322 Ordinary Shares)


The Trustees of the BP Employee Share Ownership Plan purchased BP Ordinary shares at GBP5.84 per share and ADSs at US$67.12 on 19 March 2007 to satisfy these awards.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.






Exhibit No. 2.6

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  15 June 2007



BP p.l.c. announces that on 14 June 2007, it purchased for cancellation 3,040,000 ordinary shares at prices between 578.5 pence and 583.0 pence per share.



Following the above transactions, BP p.l.c. holds 1,943,869,922 ordinary shares in Treasury, and has 19,146,351,001 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632




Exhibit No. 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 June 2007

BP p.l.c. announces that on 15 June 2007, it purchased for cancellation 3,025,000 ordinary shares at prices between 582.5 pence and 590.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,869,922 ordinary shares in Treasury, and has 19,143,474,501 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632



Exhibit No. 2.8

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  18 June 2007

BP p.l.c. was notified on 18 June 2007 by Sir William Castell, a director of BP p.l.c., that he acquired 50,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP5.87 per share on 18 June 2007.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.



Exhibit No. 2.9

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  19 June 2007



BP p.l.c. announces that on 18 June 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 583.5 pence and 588.5 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,869,922 ordinary shares
in Treasury, and has   19,140,495,201 ordinary shares in issue (excluding
Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



Exhibit No. 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 June 2007

BP p.l.c. announces that on 19 June 2007, it purchased for cancellation 2,575,000 ordinary shares at prices between 585.0 pence and 588.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,869,922 ordinary shares in Treasury, and has 19,138,129,624 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632



Exhibit No. 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 June 2007

BP p.l.c. announces that on 20 June 2007, it purchased for cancellation 3,860,000 ordinary shares at prices between 580.5 pence and 588.0 pence per share.

BP p.l.c. also announces that on 20 June 2007 it transferred to participants in its employee share schemes 51,954 ordinary shares at prices between 350.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,817,968 ordinary shares in Treasury, and has 19,136,764,560 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632



Exhibit No. 3.2

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  22 June 2007



BP p.l.c. announces that on 21 June 2007, it purchased for cancellation 1,725,000 ordinary shares at prices between 578.0 pence and 580.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,817,968 ordinary shares in Treasury, and has 19,135,507,986 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632





Exhibit No. 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 June 2007


BP p.l.c. announces that on 22 June 2007, it purchased for cancellation 1,255,815 ordinary shares at prices between 577.0 pence and 581.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,817,968 ordinary shares
in Treasury, and has    19,134,528,051 ordinary shares in issue (excluding
Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



Exhibit No. 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 June 2007

BP p.l.c. announces that on 25 June 2007, it purchased for cancellation 2,400,000 ordinary shares at prices between 580.5 pence and 588.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,817,968 ordinary shares in Treasury, and has 19,132,480,409 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632




Exhibit No. 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 June 2007


BP p.l.c. announces that on 26 June 2007, it purchased for cancellation 2,100,000 ordinary shares at prices between 586.0 pence and 595.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,817,968 ordinary shares in Treasury, and has 19,130,544,983 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632


Exhibit No. 3.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 June 2007

BP p.l.c. announces that on 27 June 2007, it purchased for cancellation 2,635,000 ordinary shares at prices between 587.0 pence and 590.0 pence per share.

BP p.l.c. also announces that on 27 June 2007 it transferred to participants in its employee share schemes 60,408 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,757,560 ordinary shares in Treasury, and has 19,128,916,463 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632



Exhibit No. 3.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  28 June 2007

BP p.l.c. was advised on 28 June 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) or BP ADSs (ISIN no. US0556221044) shown opposite their names on 4 June 2007 @ GBP5.7243 per Ordinary share, or US$68.227 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-



Directors

Mr I C Conn                          966 shares

Dr. A.B. Hayward                   1,076 shares

Mr A.G Inglis                        176 shares

Mr. J.A. Manzoni                   1,767 shares



Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                      438 shares

Ms V. Cox                      1,243.809 shares

Ms S. Bott                     69 BP ADSs (equivalent to 414 Ordinary Shares)

Mr R. Malone                   169.777 ADSs (equivalent to 1,018.662
                               Ordinary Shares)



This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.


Exhibit No. 3.8

BP p.l.c.  -  Total Voting Rights
BP p.l.c.  -  29 June 2007

BP p.l.c.



         Voting Rights and Capital - Transparency Directive Disclosure



                                                            London 29 June  2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,134,587,581 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,139,670,081. This figure excludes (i) 1,943,817,968 ordinary shares which have been bought back and held in treasury by BP; and (ii) 127,913,007 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.


Exhibit No. 3.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 June 2007

29th June 2007

BP share repurchase programme

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st July 2007 and ends on 24th July 2007. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 July 2007                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary